FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT FEBRUARY 23, 2004

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information
Signature

Telekom Austria Group

     Shareholder Information

Telekom Austria exercises call options and buys back 0.67% of its share capital to use for stock options

Vienna, February 20, 2004: Telekom Austria announced today its intention to exercise the 3,326,881 American call options on shares of Telekom Austria AG which were acquired during the IPO in November 2000 to limit the company’s exposure under the current stock option plan and which expire on February 27, 2004. The execution price of each call option is EUR 9. Following the exercise of the options, 3,326,881 Telekom Austria shares, i.e. 0.67% of its share capital, will be credited to the accounts of Telekom Austria in the way of an off-market transaction at 9 EUR per share on March 3, 2004. The buyback will be used to cover obligations resulting from present and future stock option programs. The transaction happens in the framework of the authorization to buy back up to 50 million shares which was given by the general assembly to the management board on June 4, 2003. Telekom Austria is exercising this right for the first time.

Contacts:
Hans Fruhmann
Telekom Austria AG
Investor Relations,
Tel.: +43 (0) 590591-20918
E-mail: hans.fruhmann@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: February 23, 2004